

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Brett Sandercock
Chief Financial Officer
ResMed Inc.
9001 Spectrum Center Blvd.
San Diego, CA 92123

> **Re: ResMed Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **File No. 001-15317**
> **Filed August 13, 2020**

Dear Mr. Sandercock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2020

Item 15 - Exhibits and Consolidated Financial Statement Schedules, page 89

1. We note that there was no consent provided in Exhibit 23.1 as indicated. Please amend to file a consent signed by your independent registered certified public accounting firm. Refer to Item 601(b)(23)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences